Taoping Inc.

Unit 3102, 31/F, Citicorp Centre

18 Whitefield Road, Hong Kong

October 31, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Priscilla Dao

Re:	Taoping Inc.
Form 20-F for the Fiscal Year Ended December 31, 2021
File No. 001-35722

Ladies and Gentlemen:

We hereby submit the responses of Taoping Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 22, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Annual Report on Form 20-F (the “Form 20-F”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 1 to the Form 20-F (the “Amendment No. 1”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 2

1.	We note your corporate structure diagram on page 41. Please identify clearly the entity in which public investors own ordinary shares and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.

Response: We note the Staff’s comment, and in response thereto, we have revised our disclosures on page 2. We provided an updated corporate structure as of December 31, 2021 to clearly identify the entity in which public investors own ordinary shares and the entity(ies) in which the company’s operations are conducted.

U.S. Securities and Exchange Commission

October 31, 2022

TAOPING INC.
【BVI】
100%
TAOPING HOLDINGS LIMITED
【BVI】
100%
TAOPING GROUP (CHINA) LTD.
【Hong Kong】
100%
TAOPING DIGITAL ASSETS (HONG KONG) LIMITED
【Hong Kong】
100%
TAOPING DIGITAL ASSETS (AISA) LIMITED
【Hong Kong】
100%
TAOPING CAPITAL LIMITED
【Hong Kong】
100%
ALPHA DIGITAL GROUP LTD
【Cayman Islands】
100%
Kazakh Taoping Operation Management Co. Ltd.
【Kazakhstan】
100%
Kazakh Taoping Data Center Co. Ltd.
【Kazakhstan】
100%
Information Security IoT Tech. Co., Ltd.
【PRC】
100%
TopCloud Software (China) Co., Ltd.
【PRC】
100%
Taoping Digital Tech. (Jiangsu) Co., Ltd.
【PRC】
100%
Information Security Tech. (China) Co., Ltd.
【PRC】
100%
iASPEC Technology Group Co., Ltd.
【PRC】
100%
iASPEC Bocom IoT Tech. Co., Ltd.
【PRC】
100%
Biznest Internet Tech. Co., Ltd.
【PRC】
100%
Taoping Digital Tech. (Dongguan) Co., Ltd.
【PRC】
100%
TopCloud Tech. (Chenzhou) Co., Ltd.
【PRC】
100%
Taoping New Media Co., Ltd.
【PRC】
51%
Shenzhen Taoping Education Technology Co., Ltd.
【PRC】
51%
Wuhu Taoping Education Technology Co., Ltd.
【PRC】

*Pink box in the diagram indicates the entity in which public investors own ordinary shares.

Blue boxes in the diagram indicate the entity(ies) in which the Company’s operations were conducted as of December 31, 2021.

Grey boxes in the diagram indicate the entities that had nominal operations as of December 31, 2021.

We hereby respectfully advise the Staff that beginning on September 2021, we have a direct ownership corporate structure where the entity in which public investors own ordinary shares is Taoping Inc., a holding company incorporated in the British Virgin Islands (“Taoping”). Our operations are conducted through various subsidiaries that Taoping directly and indirectly owns, primarily in Hong Kong, mainland China and Kazakhstan. The variable interest entity (“VIE”) structure that we adopted historically was dissolved in September 2021, and since then, all of the operating entities have been owned by us through direct ownership. While the VIE structure was in place, we did not experience any difficulty in controlling the operating entities and the terms of the contractual agreements relating to the VIE structure had been complied with by the parties to such agreements. Since the Company currently operates under a direct ownership corporate structure, we believe the risks relating to contractual arrangements, such as that the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements, are not applicable.

2.	In your summary of risk factors, provide a specific cross-reference to the more detailed risk factor.

Response: We respectfully advise the Staff that we have revised the disclosures in the summary of risk factors to provide a specific cross-reference to the more detailed risk factor.

3.	We note your disclosure on page 4 related to the permissions and approvals to offer securities. Please revise to discuss any permissions and approvals required to be obtained from Chinese authorities to operate your business. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

Response: In response to the Staff’s comment, we added a section titled “Regulatory Permissions to Operate Business” immediately preceding the “Summary of Risk Factors” section to disclose the permissions and approvals required to be obtained from Chinese authorities to operate our business.

U.S. Securities and Exchange Commission

October 31, 2022

Cash is transferred through our organization in the following manner, page 3

4.	Please revise to quantify the extent to which transfers, dividends or distributions have been made to date between your subsidiaries.

Response: In response to the Staff’s comment, we added a table to quantify the extent to which transfers, dividends or distributions have been made between our subsidiaries for the fiscal years ended December 31, 2020 and 2021. The table and its accompanying notes are also provided below:

	Years Ended December 31,
Cash Flows Between Subsidiaries(1)	2020	2021
Advances between subsidiaries(2)	973,558	11,396,890
Settlement of trade credits between subsidiaries(3)	-	-
Additional paid-in capital by immediate parent company	-	7,064,437
Intercompany dividends or other distributions	-	-

(1) For ease of comparison over the financial periods presented, the “subsidiaries” in the table above include consolidated VIE entities as to the years ended December 31, 2020 and the first nine months of 2021.

(2) Represent the sum of advances among offshore subsidiaries (including BVI subsidiary, Hong Kong subsidiaries and Kazakhstan subsidiaries), and between such offshore subsidiaries and PRC subsidiaries in mainland China. These advances were made in the ordinary course of business, payable on demand and interest free.

(3) The trade credits extended between subsidiaries primarily related to provision of technical services, sales of products, and sublease of office between PRC subsidiaries. For the years ended December 31, 2020 and 2021, the trade credits between subsidiaries amounted to $944,715 and $323,383, respectively. The Company’s subsidiaries only record but do not settle the trade credits in cash between them, which is allowed under the PRC laws.

5.	Please revise to disclose, as you do on pages 28 and 73-74, any restrictions on foreign exchange and your ability to transfer cash across borders and to U.S. investors.

Response: We respectfully advise the Staff that we have added a subsection titled “Restrictions on Cash Transfers” on pages 4-5 to disclose the applicable restrictions on foreign exchange and our ability to transfer cash across borders and to U.S. investors.

U.S. Securities and Exchange Commission

October 31, 2022

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-11

6.	Revise your disclosure to clarify that there are no cash flows from cryptocurrencies included in net cash used in operating activities since the revenue recognized from mining is a noncash activity. In this regard, please revise your statement on page F-22 and elsewhere that “cryptocurrencies awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows”.

Response: We have made revisions to the relevant paragraph on page 81 and to Note 2(n) to the consolidated financial statements on page F-22 as follows:

“There are no cash flows from cryptocurrencies included in net cash used in operating activities since the revenue recognized from mining is a noncash activity. The sales of cryptocurrencies are included within investing activities in the consolidated statements of cash flows and any realized gains or losses from such sales are included in other income (expense) in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first in first out (FIFO) method of accounting.”

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(f) Accounts Receivable, Accounts Receivable-related parties, and Concentration of Risk, page F-20

7.	We note that your allowance for credit losses is approximately 63% of third party accounts receivable and 98% of accounts receivable - related parties. We also note that your accounts receivable balance before allowance for credit losses is 138% of your revenue for the year ended December 31, 2021. Please provide a detailed, company specific analysis of how you determined your allowance for credit loss balance. Your analysis should discuss specific accounts receivable balances, their aging, and when you determined they were uncollectable. Your analysis should also note if certain balances related to one or more significant customers. In addition, disclose how you considered ASC 606-10-25-1(e) and ASC 606-10-55-3A through 606-10-55-3C when determining revenue recognition was appropriate.

(1)	Please provide a detailed, company specific analysis of how you determined your allowance for credit loss balance. Your analysis should discuss specific accounts receivable balances, their aging, and when you determined they were uncollectable. Your analysis should also note if certain balances related to one or more significant customers.

Response: The Company determined the allowance for credit loss balance by considering ASC 326 - Current Expected Credit Loss.

The Company adopted ASC 326 the credit loss accounting standard that requires accounts receivable to be carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the potential inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has regularly examined the internal historically collectability based on receivable aging schedules to assess expected credit losses collectively (ASC 326-20-30-3). The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay the accounts receivable (ASC 326-20-30-7 and 326-20-30-8).

U.S. Securities and Exchange Commission

October 31, 2022

The Company evaluates the creditworthiness of all its customers individually before accepting them and continuously monitors the recoverability of accounts receivable. The Company assesses expected credit losses on receivables with similar risk characteristics collectively. If collectability of a customer account becomes significantly deviated from the norm of collection period of the Company’s receivables during review of customer accounts, or any event indicates the customer’s financial condition being under stress, the specific identification method will be used to estimate and record credit loss allowance for the account. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●	the customer fails to comply with its payment schedule;
●	the customer is in serious financial difficulty;
●	a significant dispute with the customer has occurred regarding job progress or other matters;
●	the customer breaches any of the contractual obligations;
●	the customer appears to be financially distressed due to economic or legal factors;
●	the business between the customer and the Company is not active; and
●	other objective evidence indicates non-collectability of the accounts receivable.

The provision for credit loss is as following:

Aging of accounts receivable	Provision for credit loss
Less than 1 year	0%
Greater than 1 year and less than 2 years	25%
Greater than 2 years and less than 3 years	75%
Over 3 years	100%

The Company has also periodically adjusted credit terms to customers according to market circumstances and overall economic condition. Therefore, the Company believes that the method of being used to assess credit loss is practical, consistent, faithful, and relevant in accordance to ASC 326-20-55-7.

In practical applications, firstly, the Company made provision for credit loss at each period end according to the aging of accounts receivable balances. Secondly, the Company made further provision for credit loss based on the ASC 326 accounting standards and its own operational characteristics, at each period end, in the following three situations:

A. Customers who closed due to the COVID-19 pandemic after year 2020.

B. Customers whose financial situation deteriorates after year 2020 and whose payment cannot be improved in the short term.

C. Customers who have no transactions or sporadic transactions with the Company during the reporting period.

The certain balances are not related to one or more significant customers.

U.S. Securities and Exchange Commission

October 31, 2022

(2)	In addition, disclose how you considered ASC 606-10-25-1(e) and ASC 606-10-55-3A through 606-10-55-3C when determining revenue recognition was appropriate.

Response: For Collectability Threshold, refer to ASC 606-10-25-1(e) and 606-10-55-3(a) through 55-3(c). It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer (collectability threshold). In evaluating whether collectability of an amount of consideration is probable, an entity should consider the customer’s ability and intention to pay that amount of consideration when it is due.

In each period end, the Company assessed the actual collection situation of customers and their ability and willingness to pay. For customers failing to meet the payment collection requirements stipulated in the contract, the Company would write off the revenue recognized, which meets the criteria of ASC 606-10-25-1(e).

In addition, a larger proportion of the accounts receivable arose prior to the financial year ended December 31, 2021. The accounts receivable balance before allowance for credit losses increased by $2,809,178 (increase of $9,995,212 for current accounts receivable, net off decrease of $7,186,034 for non-current accounts receivable) during the year 2021, accounting for 11% of total revenue $24,845,924 for the year ended December 31, 2021. All of the allowance for credit losses as at December 31, 2021 were for the accounts receivable arose prior to the financial year ended December 31, 2021.

(n) Cryptocurrencies, page F-22

8.	So that we may better understand your accounting policies for cryptocurrencies, please address the following:

●	Revise to describe your accounting policies for disposal and de-recognition of cryptocurrencies, including how you determine if you have transferred control of your cryptocurrencies and how you determine gains or losses on disposal or derecognition. Refer to ASC 610-20.

Response: We have revised our disclosure to add the following to the accounting policies:

“Upon disposal of cryptocurrencies, the Company will evaluate whether the control of the cryptocurrencies is transferred in accordance with ASC 610-20. The control over the cryptocurrencies disposed will transfer at the same time of the disposal, hence the cryptocurrencies transferred will be derecognized at the same time of the disposal. The gain or loss on disposal is calculated as the difference between the consideration allocated to each distinct cryptocurrency and its carrying amount.”

●	Revise to clarify where you classify cryptocurrency impairment losses on your statements of operations and tell us the accounting literature you relied upon to support this presentation.

Response: Cryptocurrency impairment losses of $493,617 were classified as administrative expenses on the statements of operations.

●	Describe to us in detail your reasons for classifying gains and losses from the sale of cryptocurrency outside of loss from operations and cite the authoritative accounting literature that supports your presentation.

Response: We recognized the gains from the sale of cryptocurrencies of $410,979 within gain and loss from operations in the line item “Other income/(loss), net.”

U.S. Securities and Exchange Commission

October 31, 2022

9.	Please provide us with an accounting analysis to explain why you believe it is appropriate to classify cash flows from selling cryptocurrencies within investing activities. Also tell us how you present the cash outflows for purchases of cryptocurrencies and explain the basis for such classification. Please refer to ASC 230-10.

Response: The Company mines cryptocurrency for sale rather than for investment purpose. However, we recognize the cryptocurrencies we mine as intangible assets in accordance with ASC 350 before disposal of the cryptocurrency, but the sale of cryptocurrency as intangible assets does not meet the criteria of ASC 330. As such, we consider it is appropriate to present the sale of cryptocurrencies as intangible assets within investing activities in accordance with ASC 230-10-45-11.

The Company did not purchase any cryptocurrencies during the years ended December 31, 2021 and 2020.

Revenue - Cryptocurrency mining, page F-25

10.	We note your disclosure on page 66 regarding Ethereum mining. Please revise to disclose, if true, that you mine both the Bitcoin and Ethereum blockchain. To the extent that your accounting policies differ depending on the type of cryptocurrency mined, please also revise your accounting policies to address those differences accordingly.

Response: We have revised the disclosure to disclose both the amounts of revenues from Ethereum mining and from Bitcoin mining during 2021 on page 70.

The Company mines the Bitcoin and Ethereum in different ways. For mining of Bitcoin, the Company leased one-year (on 360 days) computing power from Fufu Technology Limited from March 18, 2021 to March 13, 2022, and paid the corresponding electricity to Fufu Technology Limited to mine the Bitcoin. The leasing contract was not renewed, and the Bitcoin mining business has been phased out since March 13, 2022.

For mining of Ethereum, the Company has purchased a significant number of cryptocurrency mining machines and has operated the mining machines which are connected to the mining pool, to mine the Ethereum by the Company itself.

The Company receives the Bitcoin and Ethereum in the same way in exchange for its contribution of computing power to the mining pools. Thus, we have applied the same accounting policies to the two types of cryptocurrencies mined.

11.	You disclose on page F-25 that contracts are terminable under certain circumstances. Please supplementally address the following:

●	Describe the circumstances under which contracts are terminable.

Response: The Company is subject to standard user protocols of the mining pool operators. The mining pool operators are entitled to modify the terms and conditions of their services and the operating rules and policies from time to time that are published on their websites, at their discretion. Pursuant to such user protocols, the mining pool operators generally may terminate the Company’s access, with or without cause, with or without notice, effective immediately. Specifically, the pool operators can terminate access or services due to technical reasons, material adverse change in applicable laws or policies, other circumstances beyond their control, or violation of the operating rules of the pools. The Company may terminate the contract at any time by discontinuing the use of services.

U.S. Securities and Exchange Commission

October 31, 2022

●	Tell us if the contracts are terminable without compensating the other party.

Response: Yes, the contracts are terminable without compensation.

●	Tell us for what period each party to your contract has enforceable rights and obligations and the basis for your conclusion.

Response: By accessing or using the pools, the Company agrees to be bound by the terms and conditions of the pools’ services, and during such period, each party to the service contract has enforceable rights and obligations thereunder. In addition, certain provisions such as warranty disclaimers, indemnity and limitation of liability will survive termination.

●	Clarify if your right or the pool operator’s right to terminate the contract governing your participation in the pool is conditional.

Response: Both the Company and the pool operator have right to terminate the contract, with or without cause. Please refer to the response above.

●	Summarize the material rights and obligations of each party to your pool participation contracts.

Response: The Company’s material rights and obligations under the pool participation contracts include setting up account, using the pool to mine, obtaining mining information, paying for electricity cost, paying the transaction fee and complying with the user protocols.

The mining pool operator’s material rights and obligations: The pool operator is responsible for maintaining and providing access to the mining pool website and implementing certain security standards. However, the pool operator has only limited liability and will not be obliged to compensate any losses due to stolen pool balance or temporary unavailability of the pools; has right to shut down pools from time to time for maintenance reasons; not be liable for any damages to the Company’s hardware or software occurring while using the pools; and not be exposed to claims relating to damages or loss of cryptocurrency units arising from software errors.

U.S. Securities and Exchange Commission

October 31, 2022

12.	We note your disclosure that your performance obligation in your contracts with mining pool operators is the provision of computing power. Please revise to clarify whether you satisfy your performance obligation over time or at a point in time. Please provide us with your analysis demonstrating how you considered ASC 606-10-25-24.

Response: Step 5 of the Revenue Recognition Model addresses when to recognize revenue. According to ASC 606, revenue is recognized when control is transferred. A performance obligation is satisfied when the customer obtains control of the good or service (asset). For the Company, a performance obligation is satisfied when it obtains control of the cryptocurrencies.

To implement Step 5, the entity must determine at contract inception whether it will satisfy its performance obligation over time or at a point in time. This key part of the model requires the entity first to determine if the obligation is satisfied over time. If not, it is, by default, satisfied at a point in time. (ASC 610-10-25-24). For the Company, it determines at contract inception that the obligation is satisfied at a point in time because the Company receives and controls the cryptocurrency at a point in time. The control is transferred to the Company when it receives the cryptocurrency in the mining pool account, and accordingly the Company has legal title to the cryptocurrency, and has the significant risks and rewards of ownership of the cryptocurrency.

13.	You disclose that, “The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value using the quoted price of the related cryptocurrency on the date received, which is not materially different than the fair value at the contract inception or at the time the Company has earned the award from the pools.” In this regard, please tell us how you determined that the fair value of the noncash consideration on the date received is not materially different than the fair value at contract inception. Also, explain why your disclosure addresses the difference between the fair value of the noncash consideration on the date received and its fair value when you earn the award from the pools. Refer to ASC 606-10-32-21 to 32-24.

(1)	Please tell us how you determined that the fair value of the noncash consideration on the date received is not materially different than the fair value at contract inception.

Response: We earn the cryptocurrencies from the mining pools by contributing our computing power instead of purchasing from third-parties or market, and as a result, the fair value of contract inception does not apply to us.

(2)	Explain why your disclosure addresses the difference between the fair value of the noncash consideration on the date received and its fair value when you earn the award from the pools.

Response: The reason is that the two times are different, resulting in different prices of cryptocurrencies. The Company recognized the revenue of cryptocurrencies on daily basis, measured at fair value quoted closing price from Yahoo Finance website on the date of receiving them. The time of the closing price is different from the time of the reward earned from the pools. The two times are usually on the same day, and the price of the cryptocurrencies generally does not significantly fluctuate during a day, so the fair values are not materially different.

14.	Please revise to clarify when you recognize revenue. We note that revenue is recognized when you receive confirmation of the consideration you will receive. However, you also disclose that noncash consideration is measured on the date received. Since it appears that the confirmation is received prior to the receipt of the noncash consideration, it is unclear how you are able to measure the amount of revenue to recognize upon receipt of the confirmation. Please supplementally clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.

(1)	Time periods between successful placement of a block on the blockchain by the pool operator, and the receipt of confirmation:

Response: The receipt of data serves as confirmation of the reward.

U.S. Securities and Exchange Commission

October 31, 2022

The Company sets a payout threshold in the mining pool platform. When the award is above the configured payout threshold, it would be automatically settled (net transaction fees), and automatically transferred to FTX trading account. Usually, the FTX trading account received cryptocurrencies once a day. The Company regularly reviewed and adjusted the threshold, in order to make the award from the mining pool to transfer to FTX on daily basis. So, the successful placement of a block on the blockchain by the pool operator, and the receipt of confirmation are usually within one day.

(2)	Time periods between receipt of confirmation and receipt of consideration:

Response: The Company used the mining data acquired from FTX trading account to recognize revenue, measured at fair value quoted closing price from Yahoo Finance website on the date of receiving them. Usually, the FTX trading account received cryptocurrencies once a day, and revenue was recognized on that day accordingly. So the time periods between receipt of confirmation and receipt of consideration are usually within one day.

15.	Please clearly disclose your reward sharing mechanism as a pool participant. In this regard, clarify the extent to which you are entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing. In addition, tell us and disclose the amount of block rewards earned separately from the amount of any fees for transaction verification.

(1)	Please clearly disclose your reward sharing mechanism as a pool participant.

Response: In exchange of providing computing power, the Company is entitled to a fractional share of the Bitcoin and Ethereum awards the mining pool operator receives (less cryptocurrency transaction fees to the mining pool operator) for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

(2)	In this regard, clarify the extent to which you are entitled to any compensation for computing power provided for a block that the pool operator is not successful in placing.

Response: We are not entitled to any compensation for unsuccessful placing.

(3)	In addition, tell us and disclose the amount of block rewards earned separately from the amount of any fees for transaction verification.

Response: We disclosed the rewards, net of the transaction fees which are immaterial and deducted automatically.

We tested the transaction fees of ETH for the month of December 2021, by comparing the difference between the mining reward and the actual receipt, and found that a total of 0.1215 ETHs were deducted as transaction fees. With average unit price of ETH $4,045 in December 2021, total transactions fees were $491, which were immaterial compared with a total of 220.8388 ETHs at the amount of $894,660 mined in the month of December 2021.

U.S. Securities and Exchange Commission

October 31, 2022

16.	We note your reference to digital asset transaction fees. Please describe to us, in detail, the types of fees you are charged by the mining pool operators and how you account for those fees. Please also tell us whether you receive consideration net of these fees or if you make a separate payment to the mining pool operator for digital asset transaction fees. Finally, describe in detail how you considered ASC 606-10-32 in determining the transaction price in your contracts with mining pool operators.

(1)	Please describe to us, in detail, the types of fees you are charged by the mining pool operators and how you account for those fees.

Response: The transaction fees were automatically deducted from the mining pool operators in the form of cryptocurrencies. The differences between the original mining rewards and the actual receipts of cryptocurrencies were immaterial and negligible. We kept record of the actual quantity of the cryptocurrencies received, and used it in the calculation of revenue. Those transaction fees were recorded net with revenue, that is, the revenue is the reward from mining activities, net of transaction fees.

We tested the transaction fees of ETH for the month of December 2021, by comparing the difference between the mining reward and the actual receipt, and found that a total of 0.1215 ETHs were deducted as transaction fees, which were immaterial, compared with a total of 220.8388 ETHs mined in the month of December 2021.

(2)	Please also tell us whether you receive consideration net of these fees or if you make a separate payment to the mining pool operator for digital asset transaction fees.

Response: We received consideration net of these fees.

(3)	Finally, describe in detail how you considered ASC 606-10-32 in determining the transaction price in your contracts with mining pool operators.

Response: The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value, which is the quoted closing price of Bitcoin or Ethereum provided by Yahoo Finance website, and is not materially different than the fair value at the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur (ASC 606-10-32-11), the consideration is constrained until the mining pool operator successfully places a block, and the Company receives data of the consideration it is rewarded, at which time revenue is recognized.

6. Related Party Transactions, page F-33

17.	We note based on your disclosure on page F-20 that accounts receivable from related parties increased from $12,017,651 to $16,032,134 from December 31, 2020 to December 31, 2021. However, you only discuss $0.1 million and $27,000 of related party revenue for the year ended December 31, 2021. Please clarify and revise to disclose all of your related party revenue.

Response: We divided the accounts receivable into Current and Non-current according to the payment collection period whether expected to be collected within one year.

U.S. Securities and Exchange Commission

October 31, 2022

For the year 2020, we divided the account receivable of related parties into Current accounts receivable $12,017,651, and Non-current accounts receivable $4,172,502, totaling $16,190,153. For the year 2021, there was only Current accounts receivable from related parties of $16,032,134.

The accounts receivable from related parties decreased from $16,190,153 as of December 31, 2020 to $16,032,134 as of December 31, 2021. The amount of decrease was $158,019.

Meanwhile, the related party revenue presented in Consolidated Statements of Operations for the year ended December 31, 2021 was $148,857, included:

●	Revenues from related parties for sales of products of approximately $0.1 million;
●	Rental income from related party TNM of approximately $27,000. Upon completion of acquisition of TNM on June 9, 2021, the related party rental income was eliminated thereafter;
●	Other revenue from system maintenance service generated from Taoping affiliate customers, which was $48,949.

We believe that the disclosure of related party revenue on page F-33 is reasonable and complete.

18.	Please disclose total gross accounts receivable from related parties as well as total allowance for credit losses from related parties for each period presented. Disclose when the original revenue and accounts receivable were recorded and when you determined the majority of this revenue would not be collected. Confirm, if true, that this uncollectable accounts receivable was from Taoping New Media Co., Ltd. (TNM) and its affiliates, an entity controlled by Mr. Lin, your Chairman and Chief Executive Officer.

(1)	Please disclose total gross accounts receivable from related parties as well as total allowance for credit losses from related parties for each period presented.

Response: We respectfully advise the Staff that such information was disclosed on page F-20.

(2)	Disclose when the original revenue and accounts receivable were recorded and when you determined the majority of this revenue would not be collected.

Response: We respectfully advise the Staff that the original revenue and accounts receivable were recorded in the following manner

●	the Company recognized revenue of products and accounts receivable at the point of delivery;
●	the Company recognized revenue of software and accounts receivable at the point of delivery because the Company does not have an enforceable right to payment for performance completed to date;
●	the Company recognized revenue of advertising and accounts receivable on a straight-line basis over the contracted advertising period; and
●	the Company recognized revenue of others and accounts receivable at a point in time or upon completion of the services.

As to when we determined the majority of this revenue would not be collected, please refer to the response to Question 7. We have strictly followed ASC 606 and ASC 326 to consider the revenue, accounts receivable and provision for credit losses. We determined the revenue and accounts receivable according to the contract terms as well as the customer payment situation.

U.S. Securities and Exchange Commission

October 31, 2022

(3)	Confirm, if true, that this uncollectable accounts receivable was from Taoping New Media Co., Ltd. (TNM) and its affiliates, an entity controlled by Mr. Lin, your Chairman and Chief Executive Officer.

Response: We respectfully advise the Staff that the uncollectable accounts receivable of related parties were not from TNM itself, but from TNM’s various affiliated companies, in which TNM holds a minority interest.

10. Cryptocurrencies, page F-34

19.	Please revise your roll forward to include a separate column for each type of cryptocurrency held, acquired or sold during the periods presented.

Response: We have revised our disclosures in Amendment No.1 to include a separate column for each type of cryptocurrency held, acquired or sold during the periods presented.

The following table presents additional information about each type of cryptocurrency for the year ended December 31, 2021:

	BTC	ETH	USDT	Total
Balance at January 1, 2021	$-	$-	$-	$-
Receipt of cryptocurrencies from mining activities	1,037,186	4,418,160	-	5,455,345
Exchange of cash into USDT	-	-	3,336	3,336
Sales of cryptocurrencies	(842,438)	(3,611,605)	-	(4,454,043)
Payment of cryptocurrencies for other expenses	-	(89,600)	(3,236)	(92,836)
Realized gain on sale of cryptocurrencies	66,996	343,984	-	410,979
Impairment loss on cryptocurrencies	(87,608)	(406,006)	(2)	(493,617)
Balance at December 31, 2021	$174,135	$654,932	$98	$829,165

General

20.	We note your risk factor on page 37. Please revise to also include a separate Enforceability section to address the difficulty of bringing actions against your officers and directors who are located in Hong Kong and enforcing judgments against them.

Response: We have revised our disclosures in Amendment No.1 to include a separate Enforceability section to address the difficulty of bringing actions against our officers and directors who are located outside of the United States and enforcing judgments against them.

U.S. Securities and Exchange Commission

October 31, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

Taoping Inc.

By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.